Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces CFO Appointment

BEIJING, June 17, 2019 /PRNewswire/ -- Xinyuan Real Estate Co., Ltd. ("Xinyuan" or "the Company") (NYSE: XIN), an NYSE-listed real estate developer operating primarily in China and in other countries, today announced that the Board of Directors has appointed Mr. Yu “Brian” Chen as the Company's new Chief Financial Officer, effective immediately. The Company’s interim CFO, Mr. Xuefeng Li, will continue in his role as general manager of the financial management department of the Company.

Mr. Chen joined Xinyuan in February 2019 as an Assistant President and the General Manager of the Company's Capital Markets department. Before joining Xinyuan, Mr. Chen held senior management positions in various publicly listed companies including Pacific Securities, RioCan REIT, Husky Injection Molding Systems, MDS, and ZTE. He has close to two decades of experience in accounting, financial management, business turnarounds, and capital market operations. Mr. Chen received his bachelor of economics from Peking University in 1998 and his MBA from the Schulich School of Business at York University in 2004. He also obtained CPA designations from Canada in 2007 and the U.S. in 2010.

Mr. Yong Zhang, Chairman of Xinyuan, commented, "Brian has made significant contributions to Xinyuan during his short time here. We believe that his broad experience serving in publicly listed companies and his expertise of the capital markets makes him a valuable addition to the leadership team. We look forward to working with him as we continue to execute on our strategies and drive our growth."

"On behalf of the Company, I would like to thank Mr. Xuefeng Li for his contributions to Xinyuan over the last year.  Xuefeng will continue in his role as general manager of the financial management department of the Company.  We look forward to his ongoing contributions in this important role," Mr. Zhang concluded.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") is an NYSE-listed real estate developer primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi'an, and Suzhou. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Mr. Charles Wang

Investor Relations Director

Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

In the U.S.:

ICR, LLC

Mr. William Zima

Tel: +1-646-308-1472

Email: William.zima@icrinc.com

Media:

Mr. Edmond Lococo

Tel: +86 (10) 6583-7510

Email: Edmond.Lococo@icrinc.com